Exhibit (a)(1)(F)

Option Exchange

Sage has received your election via the Sage Option Exchange website by which you elected to accept or reject Sage’s offer to exchange Eligible Options for Replacement Options with respect to some or all of your outstanding stock option grants, subject to the terms and conditions of the Offer to Exchange document that has been made available to you (the “Option Exchange”).

Your election has been recorded as follows:

Name: Demo User

Employee ID: DEMO1

Date and Time: 1/23/2024 12:00 PM Eastern Time

Grant Number	Grant Date	Award Type	Grant Price	Shares Underlying Option Grant*	Vested Options as of 2/20/2024**	Exchange Ratio	Replacement Options	Election
DEMOGRANT1	2/1/2018	Options (NQ)	$192.33	198	198	5.00 to 1.00	39	Exchange
DEMOGRANT2	4/2/2018	Options (ISO)	$145.77	1,811	1,811	4.00 to 1.00	452	Exchange
DEMOGRANT3	12/19/2019	Options (ISO)	$73.24	720	660	2.25 to 1.00	320	Do Not Exchange
DEMOGRANT3SPLIT	12/19/2019	Options (NQ)	$73.24	2,160	2,160		960
DEMOGRANT4	4/28/2020	Options (ISO)	$39.87	2	2	1.5 to 1.00	1	Exchange
DEMOGRANT4SPLIT	4/28/2020	Options (NQ)	$39.87	3,293	3,293		2,195

*	This column displays the number of shares of our common stock subject to the stock option grant as of February 20, 2024 (assuming no exercise or early termination occurs, through February 20, 2024).
**

This column displays the number of vested shares of our common stock subject to the stock option grant as of February 20, 2024 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through February 20, 2024).

In all events, vesting is subject to continued service with us through the applicable vesting date.

Please refer to the Option Exchange documents, including Section 8 of the Offer to Exchange, for additional terms that may apply to the new options.

If you change your mind regarding your election, you may change your election to accept or reject the Option Exchange with respect to some or all of your Eligible Options by submitting a new election. The new election must be delivered via the Sage Option Exchange website at www.myoptionexchange.com, no later than the Offer Expiration Date, currently expected to be 11:59 PM Eastern Time, on February 20, 2024 (unless the offer is extended).

Only elections that are properly completed, electronically signed, dated and actually received by Sage via the Option Exchange website at www.myoptionexchange.com on or before the Offer Expiration Date will be accepted. Elections submitted by any other means, including hand delivery, interoffice, email, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have any questions, please direct them to the support team by email at compensation@sagerx.com. If you experience technical failures on the Option Exchange website such as the Option Exchange website being unavailable or the Option Exchange website not enabling you to submit your election, please email sage@infiniteequity.com.

Please note that our receipt of your election is not by itself an acceptance of your stock options for exchange. For purposes of the Option Exchange, we will be deemed to have accepted Eligible Options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the stock option holders generally of our acceptance of stock options for exchange. We may issue this notice of acceptance by press release, email or other form of communication. Eligible Options accepted for exchange will be cancelled, and the Replacement Options will be granted, on the first business day following the Offer Expiration Date, which we presently expect will be February 21, 2024 (unless the offer is extended).

This notice does not constitute the Option Exchange. The full terms of the Option Exchange are described in (1) Offer to Exchange Eligible Options for Replacement Options; (2) the announcement email, dated January 23, 2024, announcing the Option Exchange; and (3) the election terms and conditions, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Sage’s option exchange website at www.myoptionexchange.com, or by contacting Sage’s Stock Administration team by email at compensation@sagerx.com.

Please do NOT reply to this email. This mailbox is not monitored and you will not receive a response.